Exhibit 99.1

Li Auto Inc. July 2024 Delivery Update

August 1, 2024

BEIJING, China, August 1, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 51,000 vehicles in July 2024, setting a new monthly delivery record and representing an increase of 49.4% year over year. This brought the Company’s total deliveries in 2024 to 239,981. As of July 31, 2024, its cumulative deliveries reached 873,345 vehicles, ranking first among China’s emerging new energy auto brands.

“Li L6 sustained its robust sales performance with monthly deliveries continually exceeding 20,000, and has become a blockbuster model in the RMB200,000 to RMB300,000 price range. With the rollout of OTA versions 6.0 and 6.1 in July, Li L series and Li MEGA have undergone major upgrades, achieving comprehensive enhancements in product strengths across autonomous driving, smart space, and smart electric features,” commented Xiang Li, chairman and chief executive officer of Li Auto. “In particular, our autonomous driving technology has garnered significantly higher user interest and recognition following our 2024 Autonomous Driving Summer Launch Event held on July 5. Since we made our NOA independent of high-definition maps available for test users in May, the proportion of NOA test drives nearly doubled, and orders for Li AD Max models equipped with such NOA function also grew substantially. Additionally, we started to roll out our new autonomous driving technology architecture based on an end-to-end model, a vision-language model, and world models, to approximately a thousand test users at the end of July. We are very pleased to see that our advancements in autonomous driving technology are creating value for an expanding user base, as our products are growing alongside families through OTA updates.”

As of July 31, 2024, the Company had 487 retail stores in 146 cities, 411 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 701 super charging stations in operation equipped with 3,260 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness ( 创 造 移 动 的 家 , 创 造 幸 福 的 家 ). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com